Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                             Subject Company:  CP&L Energy, Inc.
                                                   Commission File No. 001-15929

On July 13, 2000, CP&L Energy, Inc. issued the following news release.
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[LOGO OF CP&L]                            [LOGO OF FLORIDA PROGRESS CORPORATION]
Carolina Power & Light                           Florida Progress Corporation


MEDIA CONTACTS                                   INVESTOR CONTACTS
KEITH POSTON,                                    BOB DRENNAN,
CP&L Energy                                      CP&L Energy
919/546-6189                                     919/546-7474

MELANIE FORBRICK,                                GREG BEURIS,
Florida Progress Corporation                     Florida Progress Corporation
727/820-5023                                     727/820-5734


                     FERC, Federal Trade Commission Approve
                     CP&L's Acquisition of Florida Progress


RALEIGH, N.C. (July 13, 2000) - CP&L Energy's (CP&L) [NYSE: CPL] pending acquisition of Florida Progress Corporation (FPC) [NYSE: FPC] has received approval by the Federal Energy Regulatory Commission (FERC) and the Federal Trade Commission (FTC). The companies had filed an application on February 3, 2000, requesting that the FERC issue a final order approving the acquisition. The companies filed the Hart-Scott-Rodino pre-merger filing with the FTC/Department of Justice on June 9, 2000. Both approvals were received July 12, 2000.

The FERC order approved the acquisition with the requirement that the companies must make a filing on or before October 15, 2000, as required under Order No. 2000, to transfer operational control of their transmission facilities to a regional transmission organization (RTO) on or before December 15, 2001. Both CP&L and FPC are on track to comply with the clarification in FERC's order. In its unanimous ruling, the FERC Commissioners stated, "...we find that Applicants' proposed merger and mitigation commitments are consistent with the public interest. Accordingly, we will approve the merger without further investigation."

In its ruling, the Department of Justice and the Federal Trade Commission found no adverse effects on competition as a result of this acquisition.

"We are delighted that FERC and the FTC moved so quickly to approve our acquisition of Florida Progress," said William Cavanaugh, chairman, president and CEO of CP&L Energy. "Both companies are committed to FERC's vision for regional transmission entities, so we are confident we will complete this acquisition on schedule this fall. The combination of CP&L and Florida Progress will create a stronger company that will serve the growing energy needs of the Southeast."

"We're very pleased with both decisions," said Richard Korpan, chairman, president and CEO of Florida Progress. "It's a major step that keeps us on track to successfully meet our goal of completing our combination in the fall of this year."

CP&L and Florida Progress announced a share exchange agreement on August 23, 1999; the agreement was amended March 6, 2000. The acquisition still must be approved by other federal
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and state regulatory agencies, including the Securities and Exchange Commission and the North Carolina Utilities Commission and by shareholders of both companies. The companies mailed proxies to their respective shareholders this week. CP&L's shareholders will meet in Raleigh, N.C. on August 16, 2000, and Florida Progress shareholders will meet in St. Petersburg, FL on August 17, 2000.

The combined company will be one of the nation's 10 largest energy companies based on a generating capacity of more than 18,500 megawatts. The new company will have a powerful presence in the Southeastern electric and natural gas markets and will be dedicated to expanding the region's electric generation capacity and delivering reliable, competitively priced energy throughout its high-growth service area.

As previously announced, William Cavanaugh will lead the new company as its chairman, president and chief executive officer. CP&L Energy will be organized into five primary business units: Energy Supply, Energy Delivery, Florida Power, Gas & Energy Services and Energy Ventures. In addition, a Service Company will be formed to support the combined company. CP&L Energy, the temporary name for the new holding company, will be re-named as part of an overall corporate branding initiative later this year.

About CP&L Energy
Headquartered in Raleigh, N.C., CP&L Energy, through its subsidiary CP&L, provides electricity and energy services to 1.2 million customers in North Carolina and South Carolina and provides natural gas distribution and service, through its wholly owned NCNG subsidiary, to about 178,000 customers in eastern and southern North Carolina. The company owns and operates a system of 18 power plants in the Carolinas and Georgia. CP&L Energy's non-regulated operations include fiber optic assets and statusgo.com, two Internet-related services businesses, and Strategic Resource Solutions (SRS), an integrated facility and energy management solutions company. Additional information on CP&L Energy and CP&L can be found at http://www.cplc.com.

About Florida Progress
Florida Progress is a FORTUNE 500 diversified electric utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, one of the nation's leading electric utilities committed to serving its 1.4 million customers in Florida with competitively priced energy, excellent reliability, and outstanding customer service. Diversified operations include rail services, marine operations, and coal mining and synthetic fuel production. Additional information about Florida Progress can be found at http://www.fpc.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely. Factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the company's service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the company's SEC reports.

                         [End of text of press release]
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In connection with the share exchange between CP&L Energy and Florida Progress,
CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. In addition, CP&L Energy and Florida Progress will file other relevant documents concerning the share exchange with the SEC. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone: (800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.

CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by CP&L Energy with the SEC on July 5, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the definitive joint proxy statement/prospectus filed by Florida Progress with the SEC on July 11, 2000.